

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Zhenfang Yang
Chief Financial Officer
China Carbon Graphite Group, Inc.
20955 Pathfinder Road
Suite 200
Diamond Bar, CA 91765

  Re: China Carbon Graphite Group, Inc.
    10-K for the Fiscal Year Ended December 31, 2017
    Filed April 2, 2018
    File No. 333-114564

Dear Mr. Yang:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Electronics and Machinery